 Filed pursuant to Rule 253(g)(2)
File No. 024-11096
FLORA GROWTH CORP.
40,000,000 Units

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5
+1 (416) 861 - 2267
www.floragrowth.ca

Offering Circular Supplement No. 1
to the Offering Circular dated on December 12, 2019

 Dated: January 22, 2020

This offering circular supplement no. 1 (this “Supplement”) relates to the Offering Circular of Flora Growth Corp. (the “Company,” “we,” “us,” or “our”), qualified on December 12, 2019 ("Offering Circular"), relating to the Company’s Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended, pursuant to which we are offering up to 40,000,000 units (the “Units”) of the Company to be sold in this offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to provide updated disclosure regarding the Company’s Warrant Indenture, which was entered into on January 20, 2020, between the Company and TSX Trust Company, as warrant agent (the “Warrant Agent”) and to disclose the Company’s engagement of an escrow agent.

Warrant Indenture

In connection with the Offering, the Company may issue up to 20,000,000 warrants (the “Warrants”) pursuant to the warrant indenture (the “Indenture”). The form of Warrant certificate (the “Warrant Certificate”) has been modified to provide for the existence of the Indenture and the Warrant Agent.  The Indenture and the modified form of Warrant Certificate are each filed as an exhibit to the Form 1-U of the Company dated January 22, 2020.
The terms of the Indenture include but are not limited to the following provisions:

•	In the event of any conflict or inconsistency between the provisions of the Indenture and the Warrant Certificates, the provisions of the Indenture will govern.
•
Warrantholders at a meeting duly convened in accordance with the Indenture terms at which there are present in person or by proxy 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66 2/3% of the aggregate number of all then outstanding Warrants represented at the meeting and voted on have the power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent, to amend, alter or repeal any resolution proposed at a meeting of Warrantholders duly convened for that purpose (an “Extraordinary Resolution”) previously passed or sanctioned by the Warrantholders, to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Company contained in the Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right, to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company in the Indenture or to enforce any of the rights of the Warrantholders and with the consent of the Company, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed, among other rights and powers set forth in the Indenture.

•
The Warrants may be issued in either certificated or uncertificated form. Each Warrant originally issued to, or for the account or benefit of, a U.S. Purchaser must be evidenced by a Warrant Certificate or a DRS Advice (defined in the Indenture) and bear the applicable legend set forth in Section 2.8(1) of the Indenture. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” attached to the Indenture, which shall be dated as of the Issue Date (defined in the Indenture), shall bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions.

•
From time to time subject to the provisions of the Indenture and any required approvals, the Company and the Warrant Agent may execute and deliver supplemental indentures for purposes including, but not limited to, issuing additional Warrants, giving effect to any Extraordinary Resolution, modifying any of the provisions of the Indenture and for any other purpose not inconsistent with the terms of the Indenture.

Escrow Account and Escrow Agent

The Company has engaged an escrow agent, Prime Trust, LLC as its escrow agent (the “Escrow Agent”) for the Offering, which agreement is effective January 13, 2020. There will be an escrow for the Offering proceeds with the following applicable terms.  Offering funds will be transmitted directly to the Escrow Agent’s escrow account to be held for the benefit of subscribers in accordance with the terms of the Escrow Agreement. All subscribers will transfer funds directly to the Escrow Agent (with checks, if any, made payable to “Prime Trust, LLC as Escrow Agent for Investors in Flora Growth Reg A+ Offering”) for deposit into the Escrow Account. No interest will be paid to the Company or the subscribers on balances in the Escrow Account.  Any and all statements in the Offering Circular providing that there is no escrow established for the Offering are hereby superseded.